Via EDGAR
February 11, 2013
Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 8, 2013
File Number 333-180983

Dear Mr. Shuman:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 8, 2013 (the “Comment Letter”) relating to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) of MEDL Mobile Holdings, Inc. (“MEDL” or the “Company”) filed on February 8, 2013. The Company is simultaneously filing Post-Effective Amendment No. 6 to the Registration Statement (the “Amendment”). On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Your response to prior comment 1 references the “unpredictable nature and infant stage” of Hang With, notes that it is a “very recent immaterial addition” to your offerings, and states that the investor presentation included management’s generalized views on potential revenues following a “hypothetical” commercial launch of Hang With, which is currently in beta testing. In addition, despite our request in prior comment 3, you have been unable to provide us with any basis for the gross profit and revenue projections contained in the investor presentation. Please furnish an amended Form 8-K that discusses the actual state of development of Hang With and includes cautionary language regarding the assumptions underlying the projections, their limitations, and their reliability.

The Company is furnishing an amended Current Report on Form 8-K which will be submitted shortly following this response which will include the current state of development of Hang With and cautionary language regarding the assumptions underlying the projections, their limitations, and their reliability.

2.
Your response to prior comment 1 refers to a $125,000 unregistered offering intended to be exempt under Rule 506 of Regulation D and Regulation S. With respect to the part of the unregistered offering done in reliance on Rule 506 of Regulation D, please provide us with more information regarding this offering, including the nature of the investors and how they were solicited, and a legal analysis as to whether the unregistered offering should be integrated with your public offering. For guidance, refer to SEC Release No. 33-8828 and Question 139.25 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Sections.

During the fourth quarter of 2012 the Company was contacted by a company based in Saudi Arabia, to see if the Company was interested in creating apps for their family of companies and other local companies.  The Company is still pursuing this opportunity.  During discussions about the Company’s business, the Hang With project was mentioned and two individuals asked to buy shares of Hang With, Inc., the private company.  During January 2013 Hang With (not the Company) entered into separate subscription agreements with the two individuals in Saudi Arabia, each of whom represented that it is an accredited investor, to invest in the private subsidiary, Hang With, Inc. At no point was the Company’s present registration statement delivered to or used for the solicitation of these two investors.

The Company does not believe that an integration analysis is possible or appropriate for two separately identifiable companies that are separate issuers under the cited CDI or Release No. 33-8828.  As stated, Question 139.25 of the CDI’s states as follows “Question: Does the five-factor integration analysis in Securities Act Rule 502(a) apply to the situation in which an issuer is conducting concurrent private and public offerings?”.  As noted, the two entities, the Company and Hang With, Inc., are separate “issuers” and accordingly, the CDI is inapplicable to these facts for a multitude of reasons.

The private sale by Hang With was exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended as a “transaction by an issuer [Hang With] not involving any public offering.”  Integration applies to one or a series of transactions by an issuer that are really part of a single public offering.  Two isolated Hang With investments cannot be deemed a series of transactions by a different issuer (the Company).  Furthermore, the Company’s sales to its private placement investors last occurred in March 2012 in which 3 million shares were issued to accredited investors in a private placement.    The SEC’s doctrine of integration has been subject to numerous interpretations over the years, however the staff has steadfastly acknowledged that offerings even by the same issuer, do not risk integration if they occur more than six months (more recently 90 days) apart.  See Rule 502(a).  Accordingly, there would not be any need to address the “five-factor” test, even if arguendo, the same issuer were involved.  Finally, the Company’s present registration statement is of the “resale” variety by existing selling shareholders, which has long been acknowledged to not require integration even with a primary offering by the same issuer.  See Rule 155, and “Black Box, Inc. and Squadron, Ellenoff, Pleaseant & Lehrer” No Action letters.

Recent Sales of Unregistered Securities, page II-1

3.
Please include disclosure for the unregistered offering referred to in your response to prior comment 1. See Item 701 of Regulation S-K. In addition, we note that although you are relying, in part, on Rule 506 of Regulation D, you have not electronically filed a Form D. See Rule 503 of Regulation D. Please advise.

The issuer of the Hang With securities is not the registrant under the S-1.  Consequently,  the Company is not aware of any interpretation that an unregistered sale by a different issuer constitutes disclosable information for the registrant (the “Company”) under Item 701 of Regulation S-K.  Such disclosure has been excluded from the Amendment.

Hang With (a subsidiary) has relied upon Section 4(2) and made two isolate foreign sales.  Filing of Form D is not a requisite condition to reliance upon the safe harbor afforded by Rule 506, nor any Section 4(2) exempt sale.

4.	For each unregistered offering made in reliance on Section 4(2) of the Securities Act, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

The Company has modified its disclosure however the Company is not required to provide information about a separate issuer, not the registrant, under Item 701.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours,

/s/ Harvey Kesner

Harvey Kesner

cc:	Mr. Andrew Maltin, Chief Executive Officer Mr. Murray Williams, Chief Financial Officer